Oxford Investments Holdings Inc.
                      1315 Lawrence Avenue East, Suite 520
                           Toronto, ON Canada M3A 3R3
                     Tel. (416) 510-8351 Fax. (416) 510-2451
                                  www.oxsof.com
                                  -------------

                                September 4, 2009


United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 4561
Washington, D.C. 20549
Attn: Stephen Krikorian, Accounting Branch Chief

              Re: Oxford Investments Holdings Inc. Annual Report on Form 20-F, filed July 1, 2009 (File No: 000-31188)


Dear Mr. Krikorian:

     This letter is in response to comments of the staff ("Staff") of the Division of Corporation Finance of the Securities and Exchange Commission on the filings made by Oxford Investments Holdings Inc. contained in your letter dated August 5, 2009 ("Comment Letter"). The headings and numbers below refer to similar headings and numbers contained in the Comment Letter. Capitalized terms used herein not otherwise defined in this letter shall have the meaning given to them in the Form 20-F ("20-F").

Attached to this letter is a black-lined version of the amended Form 20-F, indicating the amendments made to the 20-F.

Annual Report on Form 20-F
--------------------------

General
-------

Q1. We note that you have included on the facing page of the Form 20-F the file number 021-98325 when the file number currently assigned to you in EDGAR is 000-31188. Please confirm your understanding regarding your current
     Commission File Number and confirm that you will use the current file number when filing reports on Form 20-F in the future. Alternatively, please tell us why you believe it is appropriate to use a file number that is different from the one currently assigned to you.

A1. We have amended Form 20-F in response to the Staff's comments to change the Form 20-F file number to 000-31188, to reflect the file number currently assigned to our Company in EDGAR. We will use this number when filing reports on Form 20-F in the future. We inadvertently included a wrong file number in confusing our file number with that of an identically named company on EDGAR.

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


Item 15, Controls and Procedures, page 42
-----------------------------------------

Q2. It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2008. Since you were required to file and annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting. If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting pursuant to Item 15T of Form 20-F. ...In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

A2. The Company notes the Staff's comments and has performed its assessment of internal control over financial reporting as of December 31, 2008. The Company has amended Form 20-F to include management's report on internal control over financial reporting pursuant to Item 15T. In conjunction with the lateness of management's report on internal control over financial reporting, management has modified its conclusion regarding the effectiveness of the company's disclosure controls and procedures as set forth in the Form 20-F.

Certifications  by Chief Executive  Officer/Chief  Financial Officer Pursuant to
Section 302 of Sarbanes-Oxley Act of 2002, page 47

Q3. Please note that the certification must be provided in the exact form set forth in Instruction 12 as to Exhibits of Form 20-F. Please amend your filing accordingly.

A3. The Company notes the Staff's comments and has updated the Certifications to fit the prescribed form.

     In addition to responding to the Staff's comments, the Company confirms that:

     1. It is responsible for the adequacy and accuracy of the disclosure in the filing;
     2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     3. It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                                        Yours very truly,

                                                        /s/ Michael Donaghy
                                                        -------------------
                                                        Michael Donaghy
                                                        Chief Financial Officer

c.c. Melissa Walsh, SEC


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